Mail Stop 4561
                                                           February 12, 2018


Ms. Zhixin Liu
Chief Executive Officer
Datasea, Inc.
1 Xinghuo Rd. Changning Building, 11th Floor
Fengtai District, Beijing, People's Republic of China 100070

       Re:      Datasea, Inc.
                Amendment No. 1 to Registration Statement on Form S-1 Filed January 31, 2018
                File No. 333-221906

Dear Ms. Liu:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 29, 2017 letter.

Cover Page

1. Please refer to prior comment 4 and disclose the combined voting power of the executive officers, directors, and persons holding more than five percent of your common stock on the cover page of the prospectus.

Risk Factors

Risks Relating to Our Corporate Structure, page 14

2. We note that Ms. Liu and Mr. Liu are majority shareholders in both the company and the
       VIE, Shuhai Beijing. Please revise to include a risk factor discussion of how these individuals' fiduciary duties to the company may conflict with their roles in the VIE.
 Ms. Zhixin Liu
Datasea, Inc.
February 12, 2018
Page 2

       Also, discuss whether or not you have agreements in place to resolve conflicts of interest between the company and VIE and its operations.

Management's Discussion and Analysis of Financial Conditions and Results of Operations

Overview and Recent Developments, page 32

3. In response to prior comment 8, you provide the termination dates of your agreements with the schools in your response letter. Please revise to include this information in the filing.

Exhibit 23.2

4. Revise the consent of your independent registered public accounting firm to reference the correct opinion date (e.g. October 13, 2017).

        You may contact Frank Knapp, Staff Accountant, at (202) 551-3805 or Kathleen Collins,
Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Foland, Law Clerk, at (202)
551-6711 or me at (202) 551-3453 with any other questions.


                                                             Sincerely,

                                                             /s/ Jan Woo

                                                             Jan Woo
                                                             Legal Branch Chief
                                                             Office of
Information Technologies
                                                             and Services

cc:    Richard I Anslow, Esq.
       Ellenoff Grossman & Schole LLP